787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 23, 2024

VIA EDGAR

Ms. Soo Im-Tang, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Capital Appreciation Fund and Small Cap Growth Fund, each a series of VALIC Company I

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Ms. Im-Tang:

On behalf of Capital Appreciation Fund and Small Cap Growth Fund (the “Funds” and each, a “Fund”), each a series of VALIC Company I (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 11, 2024 regarding Post-Effective Amendment No. 118 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 117 under the Investment Company Act of 1940, as amended, which was filed with the Commission on July 30, 2024.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

September 23, 2024

Comment No. 1:	Please file your responses to the Staff’s comments, including the fee tables, as a correspondence filing via EDGAR five business days prior to the effective date of the Amendment.

Response No. 1:	The Registrant confirms that it will file its responses in a correspondence filing at least five business days prior to the effective date of the Amendment.

Capital Appreciation Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.55%

Other Expenses	0.22%

Total Annual Fund Operating Expenses	0.77%

Small Cap Growth Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.81%

Other Expenses	0.11%

Total Annual Fund Operating Expenses	0.92%

Fee Waivers and/or Expense Reimbursements[1]	0.05%

Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements[1]	0.87%

(1)  The Fund’s investment adviser, The Variable Company (“VALIC”), has contractually agreed to waive its advisory fee until September 30, 2025, so that the advisory fee payable by the Fund to VALIC equals 0.80% on the first $100 million of the Fund’s average daily net assets and 0.75% on average daily net assets over $100 million. This agreement will continue in effect from year to year thereafter and may be modified or discontinued prior to such time only with the approval of the Board of Directors of VALIC Company I (“VC I”), including a majority of the directors who are not “interested persons” of VC I.

Capital Appreciation Fund

Comment No. 2:	Please provide a more current date and corresponding market capitalization range for the Russell 1000® Growth Index referenced in the first paragraph of the

September 23, 2024

subsection of the Prospectus entitled “Fund Summary: Capital Appreciation Fund – Principal Investment Strategies of the Fund.”

Response No. 2:	The Registrant confirms that the disclosure will be updated in the Amendment.

Comment No. 3:

Disclosure in the subsection of the Prospectus entitled “Fund Summary: Capital Appreciation Fund – Principal Investment Strategies of the Fund,” indicates that the Fund may invest in other investment companies. Please confirm that there are no acquired fund fees and expenses (“AFFE”) exceeding one basis point for the first year.

Response No. 3:	The Registrant confirms that no AFFE are anticipated for the first year.

Comment No. 4:

Disclosure in the subsection of the Prospectus entitled “Fund Summary: Capital Appreciation Fund – Principal Investment Strategies of the Fund,” states that “[f]rom time to time, the Fund may have significant investments in particular sectors, including the information technology sector.” Please disclose any other sectors that the Fund may be significantly invested in.

Response No. 4:	The Registrant confirms that it does not expect the Fund to have significant investment in any other sectors at this time.

Comment No. 5:

Disclosure in the subsection of the Prospectus entitled “Fund Summary: Capital Appreciation Fund – Principal Investment Strategies of the Fund,” states that “[t]he sub adviser also integrates environmental, social, and governance (ESG) considerations into its investment process.” Please disclose (1) whether the adviser applies the ESG criteria with respect to every investment the Fund makes or only some of its investments, and (2) whether an investment can be made in a company that scores poorly in ESG criteria if it scores strongly in other non-ESG factors.

Response No. 5:	The fourth paragraph of the subsection of the Prospectus entitled “Fund Summary: Capital Appreciation Fund – Principal Investment Strategies of the Fund” will be revised as follows in the Amendment:

In pursuit of the Fund’s objective, the subadviser employs fundamental and quantitative analysis with risk management analysis in identifying investment opportunities and constructing the Fund’s portfolio. The subadviser also integrates environmental, social, and governance (ESG) considerations into its investment process, provided that sufficient ESG data exists to conduct such evaluation. The ESG factors that may be considered as part of the subadviser’s overall assessment of the risks and opportunities presented by an investment vary by issuer, depending in part on the availability and reliability of relevant information, and may include risks to the issuer’s business arising out of its environmental and social impacts and its corporate governance practices, to the extent ESG factors are anticipated to have a financial impact on an investment under

September 23, 2024

consideration or held in the Fund. ESG factors are amongst several factors that the subadviser considers when identifying investment opportunities and constructing the Fund’s portfolio, and the Fund’s portfolio managers may, in their discretion, place different weights across these various factors (ESG and non-ESG), including based on a company’s industry or sector, and therefore an investment may be made in a company that scores poorly based upon the company’s ESG factors if it scores favorably on one or more other, non-ESG factors.

Comment No. 6:

In the subsection of the Prospectus entitled “Fund Summary: Capital Appreciation Fund – Principal Risks of Investing in the Fund,” the definition of the term “growth” in the risk factor entitled “Growth Style Risk” is slightly different from the definition in the section of the Prospectus entitled “Fund Summary: Capital Appreciation Fund – Principal Investment Strategies of the Fund.” Please use a consistent definition for the term “growth.”

Response No. 6:	The Registrant respectfully submits that the two definitions of the term “growth” are not inconsistent and prefers to keep the disclosure as written in the Registration Statement.

Small Cap Growth Fund

Comment No. 7:

Disclosure in the subsection of the Prospectus entitled “Fund Summary: Small Cap Growth Fund – Principal Investment Strategies of the Fund,” indicates that the Fund may invest in other investment companies. Please confirm that there are no AFFE exceeding one basis point for the first year.

Response No. 7:	The Registrant confirms that no AFFE are anticipated for the first year.

Comment No. 8:

In the first paragraph of the subsection of the Prospectus entitled “Fund Summary: Small Cap Growth Fund – Principal Investment Strategies of the Fund,” please clarify whether the Fund will be invested in equity securities of U.S. companies or elsewhere.

Response No. 8:

The Registrant confirms that the Fund’s investment in equity securities of foreign issuers is not a principal investment strategy of the Fund. The Registrant will revise the disclosure in the Amendment accordingly.

Comment No. 9:

Please provide a more current date and corresponding market capitalization range for the Russell 2000® Index referenced in the first paragraph of the subsection of the Prospectus entitled “Fund Summary: Small Cap Growth Fund – Principal Investment Strategies of the Fund.”

Response No. 9:	The Registrant confirms that the disclosure will be updated in the Amendment.

Comment No. 10:	Please confirm whether the Fund’s investment adviser can recoup any fees pursuant

September 23, 2024

to the advisory fee waiver arrangement described in footnote 1 to the fee table. If fees may be recouped, please disclose that the Fund may only make repayments to the investment adviser if such payment does not cause the Fund’s expense ratio to exceed both (i) the expense cap in place at the time such amounts were waived and (ii) the Fund’s current expense cap.

Response No. 10:	The Registrant confirms that fees are not recoupable by the investment adviser pursuant to the advisory fee waiver arrangement.

Comment No. 11:

Since American Century replaced J.P. Morgan Investment Management Inc. as a sub-adviser to the Fund, please confirm that the Fund will file and deliver an information statement regarding the approval of the new subadvisory agreement with American Century or, if not, why not?

Response No. 11:

The Registrant confirms that an information statement regarding the approval of the subadvisory agreement with American Century with respect to the Small Cap Growth Fund will be filed with the Commission and provided to shareholders.

Comment No. 12:

The last sentence of the fifth paragraph of the subsection of the Prospectus entitled “Fund Summary: Small Cap Growth Fund – Principal Investment Strategies of the Fund,” states that investments in privately placed securities are a non-principal investment strategy of the Fund. Please remove this discussion from the Item 4 disclosure and include elsewhere in the Registration Statement.

Response No. 12:

The Registrant confirms that it will remove the last sentence of the fifth paragraph of the subsection of the Prospectus entitled “Fund Summary: Small Cap Growth Fund – Principal Investment Strategies of the Fund” in the Amendment. The Registrant notes that this disclosure is included in the section of the Prospectus entitled “Additional Information About the Funds’ Investment Objectives, Strategies and Risks.”

Comment No. 13:

The Staff notes that the subsection of the Prospectus entitled “Fund Summary: Small Cap Growth Fund – Principal Risks of Investing in the Fund” includes “Foreign Investment Risk” as a principal risk of investing in the Fund, however, there is no corresponding principal investment strategy. Please include the appropriate disclosure or reconcile.

Response No. 13:

The Registrant confirms that the Fund’s investment in equity securities of foreign issuers is not a principal investment strategy of the Fund. Accordingly, “Foreign Investment Risk” will be removed as a principal risk of investing in the Fund in the Amendment.

Comment No. 14:	Please define the term “Underlying Funds” as used in the subsection of the Prospectus entitled “Account Information – Frequent or Short-term Trading.”

Response No. 14:	The requested disclosure will be added in the Amendment.

September 23, 2024

Comment No. 15:

The Staff notes that the second to last sentence of the section of the Prospectus entitled “Financial Highlights” states that the Fund’s financial statements and the report of the Fund’s independent registered public accounting firm are available in the Fund’s Annual Report to shareholders. However, this information will no longer be included in the Fund’s annual report, and will instead be available on its website, by request or on Edgar. Consider removing this language

Response No. 15:	The Registrant will revise the disclosure accordingly in the Amendment.

Comment No. 16:	Please include the Registrant’s Investment Company Act number on the back cover of the Prospectus.

Response No. 16:	The requested disclosure will be added in the Amendment.

Statement of Additional Information

Comment No. 17:	Please replace the reference to the Fund’s Annual Report on the cover page of the SAI, with Form N-CSR or a like term as the financial statements are not in the annual shareholder report.

Response No. 17:	The Registrant will make the requested revision in the Amendment.

Comment No. 18:	Please confirm the September 30, 2024 date in the footnote to the table in the subsection of the SAI entitled “Portfolio Managers – Other Accounts.”

Response No. 18:

The Registrant confirms that the portfolio managers will be appointed effective as of September 30, 2024 and, in accordance with the requirements of Form N-1A, the information with respect to such portfolio managers will be provided as of May 31, 2024 in the Amendment. The footnote will not be included in the Amendment.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8094 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ David C. Howe

David C. Howe

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC

Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP